Exhibit 99.1

TCTM Announces US$2.0 million Private Placement of Class A Ordinary Shares

BEIJING, April 7, 2025 /PRNewswire/ -- TCTM Kids IT Education Inc. (NASDAQ: TCTM) (“TCTM” or the “Company”), a leading provider of IT-focused supplementary STEM education services in China, today announced that it has entered into share purchase agreements with certain investors on April 1, 2025. Under the share purchase agreements, the Company agrees to sell and issue an aggregate of 25,000,000 Class A ordinary shares of the Company for a total purchase price of US$2.0 million. The per share purchase price is approximately US$0.08, which is the closing sale price of the Company’s American depositary shares (“ADSs”) as reported by Nasdaq on March 31, 2025. Each ADS currently represents five of the Company’s Class A ordinary shares.

Mr. Shaoyun Han, chairman of the Board., commented, “The financing proceeds will support our expansion into the AI-driven medical software industry, further diversifying our business. We are pleased that investors have confidence in our strategic initiatives and expansion plans. Looking forward, we will continue to execute our strategic plans and strive to create long-term value for our investors.”

The closings of the transactions are subject to the satisfaction of customary closing conditions and are expected to take place no later than April 7, 2025. The investors have each agreed not to sell, transfer or dispose of any securities acquired in the transactions for 180 days after their respective closing dates.

The foregoing description of the private placement and the share purchase agreement does not purport to be complete and is qualified in its entirety by the full text of the form of share purchase agreement attached as an exhibit to a Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

The sale and issuance of the Class A ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

For further information, please contact:

Investor Relations Contact

TCTM Kids IT Education Inc.

Email: ir@tctm.cn